RECEIVED
2006 JUL 13 P 3:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

~~Tel: + (36-1) 401-7399~~
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

June 29, 2006

[redacted]

06015146

Re: ~~Exbus Asset Management Nyrt.~~
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925
NABI Bus Industries RT

SUPPL

To Whom it May Concern:

Find attached Exbus Asset Management Nyrt's (former name: NABI Rt.) latest press release.

Sincerely,

Bence Vidomusz
Exbus Nyrt.

Attachment:
- Exbus Nyrt. press release

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

dlw 7/14

Newsrelease

Exbus Asset Manager Ny
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

June 29, 2006

Metropolitan Court of Registry registered NABI Rt's new corporate name

The Board of Directors of the Company announces that the Metropolitan Court of Registry registered the new corporate name of the Company effective from June 23, 2006. According to the above the new and full corporate name of the Company is **Exbus Vagyonkezelő Nyilvánosan Működő Részvénytársaság**, abbreviated name: **Exbus Nyrt.**, in English: **Exbus Asset Management Nyrt.**

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu